Exhibit 99.1

Niu Technologies Provides Fourth Quarter and Full Year 2024 Sales Volume Update

BEIJING, China, January 06, 2025 – Niu Technologies (“NIU”, or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today provides its sales volume results for the fourth quarter and full year 2024.

	4Q 2024	4Q 2023	FY2024	FY2023
China Market	182,333	110,454	759,094	600,994
International Markets	44,301	27,022	165,246	108,808
Total	226,634	137,476	924,340	709,802

In the fourth quarter of 2024, the Company sold 226,634 units, including e-motorcycles, e-mopeds, e-bicycles, kick-scooters and e-bikes. The number of units sold in China and in international markets were 182,333 and 44,301, respectively.

In China, we achieved remarkable success this quarter with a 65% year-over-year growth, driven by the successful launch of new models throughout 2024 and the fulfillment of Q3 backlog orders following the implementation of new battery and electric system safety standards in late October. The new models, meticulously tailored to cater to diverse consumer segments, accounted for over 70% of Q4 sales. Notably, models such as the N-Play, NX, NT, FX, and UMAX resonated strongly with the Gen Z riders, offering cutting-edge design and features that align with their dynamic lifestyles. Meanwhile, the U1e, MT, and OT models, combining style, functionality, and safety to elevate their riding experience, were tailored to target the female riders. This strategic focus on customer-centric innovation underscores our ability to anticipate market demands and capture emerging opportunities with precision.

Overseas, the micro-mobility segment delivered exceptional performance, achieving a 65% year-over-year growth in Q4 and a 57% increase for the full year. At EICMA in November, we marked our 10th anniversary by unveiling an exciting lineup of innovative products, including dirt bikes, electric motorcycles and advanced micro-mobility solutions. Over the past decade, NIU has steadily bolstered its global brand presence, earning widespread acclaim from riders, strategic partners and key opinion leaders worldwide.

For the full year of 2024, the Company sold 924,340 units. The number of units sold in China and in international markets were 759,094 and 165,246, respectively.

Our sales volume count disclosed above is based on the delivery from our manufacturing facility, which may vary slightly from the sales volume measured from a financial accounting and reporting point of view. NIU’s sales volume represents only one measure of the company’s financial performance and should not be relied upon as an indicator of quarterly financial results, which depend on a variety of factors, including revenues from accessories, spare parts and services, cost of sales, operating expenses, etc.

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric motorcycles, mopeds, bicycles, as well as kick-scooters and e-bikes. NIU has a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. Currently, NIU offers two model lineups, comprising a number of different vehicle types. These include (i) the electric motorcycle, moped and bicycle series, including the NQi, MQi, UQi and others, and (ii) the micro-mobility series, including the kick-scooter series KQi and the e-bike series BQi. NIU has adopted an omnichannel retail model, integrating the offline and online channels, to sell its products and provide services to users.

For more information, please visit www.niu.com.

Safe Harbor Statement

This press release contains statements that may constitute forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements. NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Niu Technologies

E-mail: ir@niu.com